TAL International Group, Inc. Investor Conference Call February 25, 2016 Filed by TAL International Group, Inc. pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended Subject Company: TAL International Group, Inc. Commission File No. 001-32638 Date: February 25, 2016

2 Disclaimer Forward-Looking Statements Certain statements included in this presentation are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “may”, “should”, “would”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “seem”, “seek”, “continue”, “future”, “will”, “expect”, “outlook” or other similar words, phrases or expressions. These forward-looking statements include statements regarding our industry, future events, the proposed transaction between Triton Container International Limited (“Triton”) and TAL International Group, Inc. (“TAL International”), the estimated or anticipated future results and benefits of Triton and TAL International following the transaction, including estimated synergies, the likelihood and ability of the parties to successfully close the proposed transaction, future opportunities for the combined company, and other statements that are not historical facts. These statements are based on the current expectations of Triton and TAL International management and are not predictions of actual performance. These statements are subject to a number of risks and uncertainties regarding Triton’s and TAL International’s respective businesses and the transaction, and actual results may differ materially. These risks and uncertainties include, but are not limited to, changes in the business environment in which Triton and TAL International operate, including inflation and interest rates, and general financial, economic, regulatory and political conditions affecting the industry in which Triton and TAL International operate; changes in taxes, governmental laws, and regulations; competitive product and pricing activity; difficulties of managing growth profitably; the loss of one or more members of Triton’s or TAL International’s management team; the ability of the parties to successfully close the proposed transaction; failure to realize the anticipated benefits of the transaction, including as a result of a delay in completing the transaction or a delay or difficulty in integrating the businesses of Triton and TAL International; uncertainty as to the long-term value of Holdco common shares; the expected amount and timing of cost savings and operating synergies; failure to receive the approval of the stockholders of TAL International for the transaction, and those discussed in TAL International’s Annual Report on Form 10-K for the year ended December 31, 2014 under the heading “Risk Factors,” as updated from time to time by TAL International’s Quarterly Reports on Form 10-Q and other documents of TAL International on file with the Securities and Exchange Commission ("SEC") and in the registration statement on Form S-4 that was filed with the SEC by Triton International Limited (“Holdco”). There may be additional risks that neither Triton nor TAL International presently know or that Triton and TAL International currently believe are immaterial which could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide Triton’s and TAL International’s expectations, plans or forecasts of future events and views as of the date of this press release. Triton and TAL International anticipate that subsequent events and developments will cause Triton’s and TAL International’s assessments to change. However, while Triton and TAL International may elect to update these forward-looking statements at some point in the future, Triton and TAL International specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Triton’s and TAL International’s assessments as of any date subsequent to the date of this presentation. No Offer or Solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Additional Information This communication is not a solicitation of a proxy from any stockholder of TAL International. In connection with the proposed transaction, as stated above, Holdco has filed with the SEC a registration statement on Form S-4 that includes a preliminary prospectus of Holdco and also includes a preliminary proxy statement of TAL International. The SEC has not yet declared the registration statement effective. After it is declared effective, TAL International will mail the proxy statement/prospectus to its stockholders. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) BECAUSE IT CONTAINS IMPORTANT INFORMATION. You are able to obtain the proxy statement/prospectus, as well as other filings containing information about TAL free of charge, at the website maintained by the SEC at www.sec.gov. Copies of the proxy statement/prospectus and the filings with the SEC that are incorporated by reference in the proxy statement/prospectus can also be obtained, free of charge, by directing a request to TAL International Group, Inc., 100 Manhattanville Road, Purchase, New York 10577, Attention: Secretary. The respective directors and executive officers of Triton, TAL International and Holdco and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding TAL International’s directors and executive officers is available in its proxy statement filed with the SEC on March 19, 2015. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and their respective interests are included in the proxy statement/prospectus and will be contained in other relevant materials to be filed with the SEC when they become available.

3 Highlights  TAL generated solid profitability in 2015 despite extremely difficult market conditions  Adjusted pretax income of $145.0 million in 2015 ($4.40 / share)  Adjusted pretax income of $25.9 million in the fourth quarter of 2015 ($0.79 / share)  TAL’s utilization averaged 93.7% for the fourth quarter, and currently is 92.1%  TAL purchased $625 million of new and sale-leaseback containers for delivery in 2015  TAL declared a dividend of $0.45 payable on March 24, 2016 to shareholders of record as of March 10, 2016  TAL is making progress on the announced merger with Triton Container International and continues to expect significant benefits from the transaction

4  Combination of two high quality franchises establishes world’s largest container leasing company  Nearly five million TEU  Revenue earning assets of $8.7 billion  Highly accretive transaction creates industry cost leader with enhanced profitability  ~30% accretion to net income per share for current shareholders of TAL International  $40 million in annual pre-tax SG&A synergies expected to be fully implemented by end of 2016  Ideal strategic fit  Likeminded operational and commercial philosophies and shared commitment to service and quality  Highly complementary regional and product line strengths  Enhanced container supply capabilities and customer service platform  Strong balance sheet and cash flows  All stock transaction with no incremental debt required to close transaction  Existing debt facilities remain largely in place with undrawn availability  Maintaining TAL International annual dividend of $1.80 per share  Plan to implement share repurchase plan following the close of the transaction Strategic Combination With Triton Creates Substantial Shareholder Value

5 World’s Largest And Most Efficient Container Leasing Company (1) Source: Drewry Leasing Industry Report 2015/16; note that these shares do not account for containers owned by shipping lines (2) Based on LTM 9/30/2015 financials. Assumes $40 million of annual SG&A cost savings from merger. Excludes restructuring costs. Textainer 18% Seaco 12% Florens 11% Seacube 7% CAI 6% Dong Fang 4% Beacon 4% Other 13% 0% Pro Forma Triton International 25% TAL Triton 3% 4% 5% 6% 7% 8% 9% 10% 11% 12% 13% CAI Triton TAL International Textainer Pro Forma Triton + TAL International Cost Comparison to Selected Peers: SG&A as % of Leasing Revenue (2) Container Leasing TEUs

TAL Faced an Extremely Challenging Market Environment in 2015



Steel and Iron Ore Cost vs. 20DC New Build Price
HRC + Iron Ore
$900
$800
$700
$600
$500
$400
$300
$200
$100
$0
Box Price
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
Mar-05
Dec-15
20DC Price
HRC
Iron Ore



Global GDP and Containerization Trade Growth
Percent Change
20%
15%
10%
5%
0%
-5%
-10%
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
GDP Growth
Trade Growth
2.4%
1.7%

Note: Current 20DC pricing at $1,350

Source: *World Bank: Global Economic Prospects, January 2016; Alphaliner, January 2016*

6

The Difficult Market Is Impacting All of TAL's Key Operating Metrics

Trended Overall Utilization (CEU)


100%
95%
90%
85%
80%
75%
70%
Q1 '07 Q2 '07 Q3 '07 Q4 '07 Q1 '08 Q2 '08 Q3 '08 Q4 '08 Q1 '09 Q2 '09 Q3 '09 Q4 '09 Q1 '10 Q2 '10 Q3 '10 Q4 '10 Q1 '11 Q2 '11 Q3 '11 Q4 '11 Q1 '12 Q2 '12 Q3 '12 Q4 '12 Q1 '13 Q2 '13 Q3 '13 Q4 '13 Q1 '14 Q2 '14 Q3 '14 Q4 '14 Q1 '15 Q2 '15 Q3 '15 Q4 '15

Overall Lease Rate Index (CEU) (1)


Per Diem Rate Index
10%
8%
6%
4%
2%
0%
-2%
-4%
-6%
-8%
-10%
-12%
Q1 '07 Q2 '07 Q3 '07 Q4 '07 Q1 '08 Q2 '08 Q3 '08 Q4 '08 Q1 '09 Q2 '09 Q3 '09 Q4 '09 Q1 '10 Q2 '10 Q3 '10 Q4 '10 Q1 '11 Q2 '11 Q3 '11 Q4 '11 Q1 '12 Q2 '12 Q3 '12 Q4 '12 Q1 '13 Q2 '13 Q3 '13 Q4 '13 Q1 '14 Q2 '14 Q3 '14 Q4 '14 Q1 '15 Q2 '15 Q3 '15 Q4 '15

Dry Container Pick-Up / Drop-off Activity (1)


80,000
60,000
40,000
20,000
0
(20,000)
(40,000)
Q1 '07 Q2 '07 Q3 '07 Q4 '07 Q1 '08 Q2 '08 Q3 '08 Q4 '08 Q1 '09 Q2 '09 Q3 '09 Q4 '09 Q1 '10 Q2 '10 Q3 '10 Q4 '10 Q1 '11 Q2 '11 Q3 '11 Q4 '11 Q1 '12 Q2 '12 Q3 '12 Q4 '12 Q1 '13 Q2 '13 Q3 '13 Q4 '13 Q1 '14 Q2 '14 Q3 '14 Q4 '14 Q1 '15 Q2 '15 Q3 '15 Q4 '15

(1) Excludes impact of sale-leaseback transactions

Used Dry Container Sales Index (2)


Sales Price Index
140%
100%
60%
20%
-20%
Q1 '07 Q2 '07 Q3 '07 Q4 '07 Q1 '08 Q2 '08 Q3 '08 Q4 '08 Q1 '09 Q2 '09 Q3 '09 Q4 '09 Q1 '10 Q2 '10 Q3 '10 Q4 '10 Q1 '11 Q2 '11 Q3 '11 Q4 '11 Q1 '12 Q2 '12 Q3 '12 Q4 '12 Q1 '13 Q2 '13 Q3 '13 Q4 '13 Q1 '14 Q2 '14 Q3 '14 Q4 '14 Q1 '15 Q2 '15 Q3 '15 Q4 '15
20' Price Index
40' Price Index

(2) Excludes Sales of New Equipment

7

8 TAL’s Cash Flow Is Well Protected By Our Strong Lease Portfolio 0% 1% 2% 3% 4% 5% 6% 7% 8% 9% 10% 20 07 -Q 1 20 07 -Q 2 20 07 -Q 3 20 07 -Q 4 20 08 -Q 1 20 08 -Q 2 20 08 -Q 3 20 08 -Q 4 20 09 -Q 1 20 09 -Q 2 20 09 -Q 3 20 09 -Q 4 20 10 -Q 1 20 10 -Q 2 20 10 -Q 3 20 10 -Q 4 20 11 -Q 1 20 11 -Q 2 20 11 -Q 3 20 11 -Q 4 20 12 -Q 1 20 12 -Q 2 20 12 -Q 3 20 12 -Q 4 20 13 -Q 1 20 13 -Q 2 20 13 -Q 3 20 13 -Q 4 20 14 -Q 1 20 14 -Q 2 20 14 -Q 3 20 14 -Q 4 20 15 -Q 1 20 15 -Q 2 20 15 -Q 3 20 15 -Q 4 P er ce nt o f T ot al F le et Asia NASA Europe Lease Portfolio – December 2015 ** Includes expired long-term leases Average remaining duration of long-term & finance leases was approximately 42 months as of December 31, 2015 7.7% 5.0% 68.7% 74.2% 23.6% 20.8% 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% CEU NBV Finance lease Long Term Lease Short-term ** The large majority of TAL’s containers are on-hire under multi-year long-term leases… ...And containers returned in 2015 are well positioned to go back on hire when demand improves Location of Dry Container Leasing Inventory Note: Total fleet excludes factory and sale units

2015 Financial Summary

TAL

Consolidated Statements of Income

(Dollars in thousands, except per share data)

	Three Months Ended December 31, 2015	Three Months Ended December 31, 2014	% change	Twelve Months Ended December 31, 2015	Twelve Months Ended December 31, 2014	% change
Leasing Revenue	$153,765	$153,992	-0.1%	$608,004	$594,006	2.4%
Depreciation and amortization	$62,422	$59,515	4.9%	$242,538	$224,753	7.9%
Interest and debt expenses	$28,958	$28,063	3.2%	$118,280	$109,265	8.3%
Direct operating expenses	$17,132	$7,994	114.3%	$49,035	$33,288	47.3%
Administrative expenses	$10,743	$11,122	-3.4%	$43,654	$45,399	-3.8%
Leasing Margin	$34,510	$47,298	-27.0%	$154,497	$181,301	-14.8%
Trading Margin	$68	$1,614	-95.8%	$4,194	$7,190	-41.7%
Net (Loss) gain on sale of leasing equipment	-$8,683	$560	NM	-$13,646	$6,987	-295.3%
Adjusted Pre-tax Income (A)	**$25,895**	**$49,472**	**-47.7%**	**$145,045**	**$195,478**	**-25.8%**
Adjusted pre-tax income per share	*$0.79*	*$1.48*	*-46.6%*	*$4.40*	*$5.81*	*-24.3%*
Adjusted pre-tax return on tangible equity	9.7%	19.4%	-49.9%	14.0%	19.9%	-29.6%
Adjusted Net Income	**$16,682**	**$32,375**	**-48.5%**	**$93,773**	**$127,954**	**-26.7%**
Adjusted Net Income per share	*$0.51*	*$0.97*	*-47.4%*	*$2.84*	*$3.80*	*-25.3%*

(A) Excludes net losses and gains on interest rate swaps, write-off of deferred financing costs. Also excludes transaction costs related to pending merger ($6.1M and $7.5M in three months and twelve months 2015 respectively).

9

10 Summary of Major Earnings Drivers Decrease in disposal prices • Loss on Units moved to sale • Mark-to-market of sales inventory (1) Revenue lost due to lower extension and re-lease per diem rates from lease re-pricing and containers returned from high-rate leases (2) Impact of lower utilization at current lease rates & storage cost Q4 2014 to Q4 2015 Impact on Pretax Income ($ millions) Major Drivers of TAL’s Earnings Comments Decrease in average lease rates(1) Lease rate pressure will continue ($8.0) Decrease in Utilization(2) Opportunity for recapture in the peak season ($8.0) ($3.0) ($5.0) ($24.0) Will continue as long as prices low Eliminated when prices stabilize Adjusted Pretax Income ($ millions) Q4 2015 Q4 2014 Change $25.9 $49.5 ($23.6)

11 2015 Financial Summary Consolidated Balance Sheets (Dollars in thousands) December 31, December 31, 2015 2014 % change Revenue earning assets $4,160,928 $3,953,764 5.2% Cash and cash equivalents 89,209 114,781 -22.3% Accounts receivable, net of allowances 95,709 85,681 11.7% Other assets 88,230 87,821 0.5% Total assets $4,434,076 $4,242,047 4.5% Accounts payable and other accrued expenses $76,444 $68,271 12.0% Net deferred Income tax liability 456,123 411,007 11.0% Debt* and equipment purchase payable 3,236,497 3,096,241 4.5% Total liabilities 3,769,064 3,575,519 5.4% Total stockholders' equity 665,012 666,528 -0.2% Total liabilities and stockholders' equity $4,434,076 $4,242,047 4.5% Net Debt / REA 76.2% 76.2% * Net of deferred financing costs of $25.2M and $32.9M respectively

12 TAL Debt Summary  Debt maturities well structured, with cash flows sufficient to meet required principal amortization and no near-term maturity cliffs  TAL recently upsized two existing facilities with same terms as original facilities  $100mm increase to a bank term debt facility  $100mm increase to our ABS warehouse facility  TAL is well protected from rise in interest rates due to high percentage of long-term fixed interest rates  Triton merger has no impact on existing debt facilities  100% stock-for-stock transaction – no incremental debt required to close the transaction  Existing facilities have no change-of-control issues ($ in 000) Principal* 2016 2017 2018 2019 & Beyond Term Notes 2,218,911 280,241 285,112 263,399 1,390,159 Total Revolving Credit Facil ities 1,024,218 - 14,480 502,922 506,815 Total Required Principal Payments 3,243,129 280,241 299,592 766,321 1,896,975 *As of 1/31/2016; pro forma for recent financing transactions and related pay downs Principal Payments

13 Pro Forma Income Statement, Including Estimated Synergies (1) Excludes long term compensation of $12.4 million from Triton (which is expected to be substantially lower in 2016 and will not impact the P&L after May 2017) and assumes a combined tax rate of 20% on synergies. (2) Reflects $30 million of cost synergies for the nine month period and assumes 10% tax savings on TAL income.

14 Purchase Accounting Impact to Income  The non-cash impact of the purchase accounting adjustments to income are as follows:  Leasing Revenue: Lease intangible amortized as a reduction to leasing revenue  Depreciation: Benefit from mark down of revenue earning assets  Interest Expense: Adjusted to reflect market interest rates as of January 31, 2016  Other: Reflects amortization of various intangibles Purchase accounting recorded at new holding company; no impact to existing financing entities or structures (1) Based on $1,400 per 20’ DC. (2) Reflects nine months for 2016.

15  TAL continued to generate solid profitability in 2015 in the face of extremely challenging market conditions  We expect market conditions will remain very difficult in 2016, though the container supply/demand balance should improve if trade growth is at least moderately positive  Expect Adjusted pretax income to decrease from the fourth quarter of 2015 to first quarter of 2016  Profitability trend for the rest of 2016 will depend on TAL’s ability to recapture lost utilization  We are making progress on announced merger with Triton and continue to expect significant benefits for TAL’s shareholders Conclusions

16 Appendix

17 Depreciation as a percent of Revenue Earning Assets TAL Depreciation Policy Conservative Relative to Peers Depreciation Policy Comparison TAL TEX CAI Useful Lives (Years) Residual Values ($) Useful Lives (Years) Residual Values ($) Useful Lives (Years) Residual Values ($) Dry containers 20 foot 13 1,000 13 1,050 13 1,050 40 foot 13 1,200 13 1,300 13 1,300 40 foot high cube 13 1,400 13 1,450(B) 13 1,650 Refrigerated containers 20 foot 12 2,500 (A) (A) 12 2,750 40 foot high cube 12 3,500 12 4,500 12 3,500 Note: TEX & CAI Depreciation adjusted to reclassify impairments on containers identified for sale to gain on sale. REA excludes investment in finance leases. (A) Figures not disclosed (B) Reduced from $1,650 to $1,450, effective as of July 1, 2015 3% 4% 5% 6% 7% 8% 9% Q 1 '0 8 Q 2 '0 8 Q 3 '0 8 Q 4 '0 8 Q 1 '0 9 Q 2 '0 9 Q 3 '0 9 Q 4 '0 9 Q 1 '1 0 Q 2 '1 0 Q 3 '1 0 Q 4 '1 0 Q 1 '1 1 Q 2 '1 1 Q 3 '1 1 Q 4 '1 1 Q 1 '1 2 Q 2 '1 2 Q 3 '1 2 Q 4 '1 2 Q 1 '1 3 Q 2 '1 3 Q 3 '1 3 Q 4 '1 3 Q 1 '1 4 Q 2 '1 4 Q 3 '1 4 Q 4 '1 4 Q 1 '1 5 Q 2 '1 5 Q 3 '1 5 Q 4 '1 5 TAL TEX CAI

Pro Forma Balance Sheet

TAL INTERNATIONAL

Unaudited Pro Forma Consolidated Balance Sheet
As of September 30, 2015

$ in 000's	Triton	TAL	Purchase Accounting Adjustments	Pro Forma
Assets				
Cash and cash equivalents	$ 84,532	$ 98,002	$ (27,800)	$ 154,734
Accounts receivable, net	124,822	84,883	-	209,705
Container rental equipment & equipment held for sale	4,459,643	3,924,313	(880,371) (1)	7,503,585
Net investment in direct finance leases	67,826	202,078	6,190	276,094
Deferred financing costs	21,566	27,015	(27,015)	21,566
Goodwill & Other assets	38,506	87,576	15,919	142,001
Intangible assets	-	-	418,936 (2)	418,936
Total assets	$ 4,796,895	$ 4,423,867	$ (494,141)	$ 8,726,621
Liabilities & stockholders' equity				
Accounts payable & other accrued expenses	$ 99,173	$ 54,428	$ (8,978)	$ 144,623
Derivative instruments	2,913	34,019	-	36,932
Deferred income tax liability	19,321	443,962	(173,207) (3)	290,076
Debt & equipment purchase payable	3,297,538	3,234,721	(33,506) (4)	6,498,753
Total liabilities	3,418,945	3,767,130	(215,691)	6,970,384
Class A & B common stock	500	-	(500)	-
Common stock	-	37	37	74
Treasury stock	-	(75,310)	75,310	-
Additional paid in capital	185,151	509,960	(110,471)	584,640
Accumulated other comprehensive (loss) income	(3,626)	(27,824)	27,824	(3,626)
Retained earnings accumulated (deficit) income	1,031,580	249,874	(270,650)	1,010,804
Total stockholders' equity (deficit)	1,213,605	656,737	(278,450)	1,591,892
Non-controlling interest	164,345	-	-	164,345
Total equity	1,377,950	656,737	(278,450)	1,756,237
Total liabilities & stockholders' equity	$ 4,796,895	$ 4,423,867	$ (494,141)	$ 8,726,621
Shares Outstanding		33,255		73,901
Net Book Value Per Share		$ 19.75		$ 21.54

(1) Based on $1,400 per 20' DC
(2) Lease intangible reflecting excess NPV of above-market leases
(3) Reflects reduction in NBV of revenue earning assets
(4) Impact of above-market interest rates on existing debt facilities

18

19 Non-GAAP Reconciliation of Adjusted Pre-tax Income, Adjusted Net Income and Adjusted Pre-tax Return of Tangible Equity Three Months Ended Twelve Months Ended Three Months Ended Balance as of (Dollars and Shares in thousands, Except Per Share Data) December 31, December 31, (Dollars in thousands) December 31, December 31, 2015 2014 2015 2014 2015 2014 2015 2014 Income before income taxes $20,604 $48,982 $136,445 $189,506 Total shareholders' equity $665,012 $666,528 $665,012 $666,528 Add: Net deferred income tax liability 456,123 411,007 456,123 411,007 Write-off deferred financing costs - 120 895 5,192 Net fair value of derivative instruments liability 20,261 8,496 20,261 8,496 Net (gain) loss on interest rate swaps (809) 370 205 780 Goodwill (74,523) (74,523) (74,523) (74,523) Transaction costs related to pending merger 6,100 - 7,500 - Total adjusted tangible equity $1,066,873 $1,011,508 $1,066,873 $1,011,508 Adjusted pre-tax income $25,895 $49,472 $145,045 $195,478 Average adjusted tangible equity(a) $1,063,492 $1,017,480 $1,039,191 $980,784 Adjusted pre-tax income per fully diluted common share $0.79 $1.48 $4.40 $5.81 Adjusted pre-tax income $25,895 $49,472 $145,045 $195,478 Weighted average number of common shares outstanding- Diluted 32,974 33,338 32,979 33,664 Adjusted pre-tax return on tangible equity 9.7% 19.4% 14.0% 19.9% Three Months Ended Twelve Months Ended December 31, December 31, 2015 2014 2015 2014 Net Income $13,274 $32,055 $88,212 $124,045 Add: Write-off of deferred financing costs, net of tax) - 78 579 3,398 Net (gain) loss on interest rate swaps, net of tax) (521) 242 133 511 Transaction costs related to pending merger, net of tax 3,929 - 4,849 - Adjusted net income $16,682 $32,375 $93,773 $127,954 Adjusted net income per fully diluted common share $0.51 $0.97 $2.84 $3.80 Weighted average number of common shares outstanding- Diluted 32,974 33,338 32,979 33,664 (a) Calculated by taking the average of the current and prior period’s ending total Adjusted tangible equity